Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES FIRST STEAM AT
LINDBERGH SAGD PILOT PROJECT

(Calgary, February 9, 2012) /Marketwire/ - Pengrowth Energy Corporation is pleased to announce that it has commenced the injection of steam at its Lindbergh pilot Steam Assisted Gravity Drainage (SAGD) project.

The Lindbergh SAGD project is a key component of Pengrowth’s growth strategy with the potential to increase oil and liquids production by up to 80 percent and 2010 year-end reserves by 61 percent over the next four years. The Lindbergh property, located in the Cold Lake area, is 100 percent owned and operated by Pengrowth. At December 31, 2010, the Lindbergh lease had Best Estimate Contingent Resources of 193.4 million barrels of bitumen in the Lloydminster formation. This 11o API oil has favorable viscosity characteristics and is in a clean, continuous, high permeability reservoir that is expected to provide Pengrowth with the potential to develop a 30,000 barrel of oil per day (bopd) commercial project of low cost, low decline, stable oil production, with a 25 year reserve life.

The Lindbergh SAGD project is being developed by a team of experienced individuals, led by Mr. Steve De Maio, Vice President In-Situ Oil Development and Operations. Mr. De Maio and the members of his team at Pengrowth have a wealth of oil sands experience with team members having worked on over 20 prior SAGD developments.  Mr. De Maio himself has successfully led two previous projects through to commerciality, the most recent being the $375 million, 10,000 bopd, Algar SAGD project in northeastern Alberta.

“Successfully injecting first steam at our pilot project at Lindbergh is a significant and exciting milestone for Pengrowth” said Mr. De Maio. “Production from the pilot is expected to increase throughout 2012 to approximately 1,000 bopd by year-end and peaking at 1,200 bopd later in 2013. A successful proof-of-concept pilot will provide Pengrowth with the certainty needed to develop an initial 12,500 bopd commercial project.”

Production from the pilot has not been included in Pengrowth’s 2012 guidance estimate, however $59 million of our 2012 capital budget  has been earmarked towards further developing the Lindbergh project, prior to commercial production. It is anticipated that, with success, volumes will begin to be included in production and revenue numbers in 2013. When factoring in production volumes from the Lindbergh pilot, Pengrowth’s 2012 exit rate production target would be approximately 79,000 barrels of oil equivalent per day (boepd), a four percent increase from Pengrowth’s 2011 exit rate.

Development Plans & Anticipated Timing of 12,500 bopd and 17,500 bopd Commercial Phases

Pengrowth anticipates sanctioning the first commercial phase at Lindbergh, subject to the pilot’s performance, in the first quarter of 2013. Environmental Protection and Enhancement Act (EPEA), Energy Resources Conservation Board (ERCB) and Alberta Environment approvals, of this phase are expected by the second quarter of 2013 and first steam is targeted for the fourth quarter of 2014. This initial commercial phase is expected to produce up to 12,500 bopd.

Regulatory approval for the 17,500 bopd second commercial phase at Lindbergh is targeted for early 2015 with construction anticipated to commence in the second quarter of 2015. Production ramp-up is expected to start in early 2016, with full production achieved by 2017. The second commercial phase is projected to increase production to approximately 30,000 bopd.

Investor Days

Pengrowth is also pleased to announce that it will host Investor Days in both Calgary and Toronto on February 29, 2012 and March 1, 2012, respectively, during which management will provide an update to Pengrowth’s investor community on its corporate strategy and development plans for 2012.  The Calgary Investor Day will be held at Livingston Place Conference Centre located at 222, 3rd Ave. SW, Calgary, Alberta beginning at 10:00 A.M. Mountain Standard Time (MST)  and the Toronto Investor Day will be held at One King West Hotel & Residence located at 1 King Street West, Toronto, Ontario beginning at 10:00 A.M. Eastern Standard Time.

A live webcast of the Calgary Investor Day Presentation will be available to the general public beginning at 10:00 A.M. MST on Wednesday, February 29, 2012. The live presentation and question and answer period is expected to last approximately three hours.

To participate in the webcast, participants may register by visiting www.gowebcasting.com/3066. The webcast will also be archived and available on Pengrowth’s website at www.pengrowth.com/news/webcasts.

The webcast portion of the presentation will be listen-only, however listeners are encouraged to follow-up with Pengrowth’s investor relations department should they have additional questions.

About Pengrowth:
Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil & natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of conventional and unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (light oil) play in north-central Alberta, the Olds (light oil/gas) play in south-central Alberta, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta, the Bodo (EOR polymer) play in east-central Alberta and the Groundbirch (Montney gas) play in north-eastern British Columbia. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  Forward-looking statements in this press release include, but are not limited to, Lindbergh pilot and commercial phase expectations, including expected production revenue, reserve life indices, costs of production and operations, anticipated decline rates, reserve additions, timing of regulatory approvals, development of commercial phases and costs of development, results, timing and quality of production, and reserve additions. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities.  Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading "Business Risks" in our most recent year-end Management's Discussion and Analysis, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Note Regarding Contingent Resource Assessments

Contingent resources are those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or lack of markets. Contingent resources are further classified in accordance with the level of certainty associated with the estimates. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources at Lindbergh.

The accuracy of the resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

A best estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level. A low estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level. A high estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

Note to US Readers
Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.
We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.
We include herein estimates of proved, proved plus probable and possible reserves, as well as contingent resources.  The SEC permits, but does not require the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies.  The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.

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